November 26, 2019

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

       Re: Hines Global Income Trust, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 29, 22019
           File No. 000-55599

Dear Mr. Morgenroth:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70

1. In order to more clearly highlight any known trends, please expand your disclosure in future filings to include a comparative discussion of each material item within your consolidated statements of operations. For instance, discuss the cause(s) of the increase in rental revenue, addressing portions of the increase due to increased rental rates and acquisitions. Also include discussion of the material increase in property operating expenses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J. Shea Morgenroth
Hines Global Income Trust, Inc.
November 26, 2019
Page 2

       You may contact William Demarest, Staff Accountant at 202-551-3432 or Kristina
Marrone, Staff Accountant at 202-551-3429 if you have any questions.



                                                        Sincerely,
FirstName LastNameJ. Shea Morgenroth
                                                        Division of Corporation
Finance
Comapany NameHines Global Income Trust, Inc.
                                                        Office of Real Estate &
Construction
November 26, 2019 Page 2
cc:       A. Gordon Findlay, Chief Accounting Officer
FirstName LastName